FOR IMMEDIATE RELEASE

CONTACT:

James Burke

AST Fund Solutions

646-322-0361

jburke@astfundsolutions.com

The China Fund, Inc. Announces

Commencement of Tender Offer

New York, New York, January 4, 2019 – The China Fund, Inc. (NYSE: CHN) (the “Fund”) announced today the commencement of a tender offer by the Fund to purchase up to 30% of the Fund’s issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), or 4,716,803 Shares in the aggregate, for cash at a price per Share equal to 99% of the Fund’s net asset value per Share as of the close of regular trading on the New York Stock Exchange on the business day immediately following the day the offer expires (the “Tender Offer”). The Tender Offer is being made on the terms and subject to the conditions set forth in the Offer to Repurchase and related Letter of Transmittal. The Tender Offer will commence on January 4, 2019 and will expire at 11:59 p.m., New York time, on February 4, 2019, unless extended (the “Termination Date”).

The Tender Offer is not conditioned upon the tender of any minimum number of Shares. If more than 4,716,803 Shares are properly tendered and not withdrawn prior to the Termination Date, the Fund will purchase Shares from tendering stockholders on a pro rata basis in accordance with the number of shares tendered.

This announcement is not a recommendation, an offer to purchase or a solicitation to sell any securities of the Fund. The Tender Offer is being made only by an Offer to Repurchase, a related Letter of Transmittal and other documents, which will be filed with the Securities and Exchange Commission and mailed to record holders on or about January 4, 2019. Stockholders of the Fund should read these documents carefully when they receive them, as they will contain important information about the Tender Offer. These and other filed documents are available to investors for free both at the website of the Securities and Exchange Commission and from the Fund.

For further information regarding the Tender Offer or to request additional copies of the Offer to Repurchase and the related Letter of Transmittal, please contact AST Fund Solutions, LLC, the Fund’s information agent for this Tender Offer, at 888-644-6071 (toll free) or 201-806-7301 (collect call). For additional information on the Fund, including information on the Fund’s holdings, visit the Fund’s website at www.chinafundinc.com or call 1-888-246-2255.

The Fund is a non-diversified closed-end investment company, which seeks long-term capital appreciation primarily through investments in equity securities (i) of companies for which the principal securities trading market is in China, (ii) of companies for which the principal securities trading market is outside of China, or constituting direct equity investments in companies organized outside of China, that in both cases derive at least 50% of their revenues from goods or services sold or produced, or have at least 50% of their assets, in China or (iii) constituting direct equity investments in companies organized in China. Shares of the Fund are listed on the New York Stock Exchange under the ticker symbol “CHN.”

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This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such state.